AB 3/17

SEC Mail Processing Section
FEB 28 2011
Washington, DC
106

[redacted]

U.S. SEC ... IISSION

11017382

3/17

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO
8-53598

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OCTEG, LLC

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

141 W. Jackson, Suite 210
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Grieb — 312-931-2355
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

One North Wacker Drive	Chicago	IL	60606
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KH 3/17

OATH OR AFFIRMATION

I, Edward Grieb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of OCTEG, LLC as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Notary Public

Official Seal
Jennifer R Punter
Notary Public State of Illinois
My Commission Expires 06/28/2014

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

Octeg, LLC
Index
December 31, 2010

Page(s)

pwc

Report of Independent Auditors

To the Member of Octeg, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Octeg, LLC (the "Company") at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully discussed in Note 6, the Company has significant transactions with its Parent and affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

PricewaterhouseCoopers LLP

February 24, 2011

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

Octeg, LLC
Statement of Financial Condition
December 31, 2010

Assets	
Cash and cash equivalents	$ 86,614,748
Receivable from exchanges	19,066,251
Receivable from clearing brokers and clearing organizations	148,556,458
Exchange deposits	7,022,326
Securities and options owned, at fair value	74,688,168
Securities borrowed	35,263,237
Receivable from affiliates	437,002
Other assets	512,069
Total assets	$ 372,160,259
Liabilities and Member's Equity	
Liabilities	
Payable to clearing brokers and clearing organizations	$ 8,141,877
Securities and options sold, not yet purchased, at fair value	188,769,280
Payable to affiliates and Parent	4,500,667
Accounts payable and accrued expenses	7,436,763
Total	208,848,587
Member's equity	163,311,672
Total liabilities and member's equity	$ 372,160,259

The accompanying notes are an integral part of this statement.

1. Nature of Operations and Significant Accounting Policies

Nature of Operations

Octeg, LLC (the "Company") is registered with the NYSE Arca, Inc. ("NYSE") and the Securities and Exchange Commission (the "SEC") as a securities broker-dealer. The Company is engaged in buying, selling and dealing as principal, primarily in securities and options, for its own account. The Company is a clearing member of NYSE, Boston Options Exchange, International Securities Exchange, NASDAQ OMX, BATS Global Markets and the Electronic Liquid Exchange and, as a result, clears the majority of its equities trading internally.

The Company's designated self-regulatory organization is NYSE, which has contracted with and designated certain regulatory responsibilities to the Financial Industry Regulatory Authority, Inc. The Company is an Illinois limited liability company. The sole member of the Company is GETCO, LLC (the "Parent"), which is a wholly owned subsidiary of Getco Holding Company, LLC ("GHC").

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board issued updated accounting guidance for fair value measurements and disclosures. This guidance provides amended disclosure requirements related to fair value measurements. Certain disclosure requirements were effective for the Company beginning January 1, 2010, while other disclosure requirements are effective for fiscal years beginning after December 15, 2010. Since these amended principles require only additional disclosures concerning fair value measurements, adoption did not and will not affect the Company's financial condition, results of operations, or cash flows.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results may differ from those estimates.

Revenue Recognition

Securities and derivative transactions are recorded on trade date.

Securities Borrowed and Loaned

Securities borrowed and securities loaned transactions are reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. In securities loaned transactions, the Company receives collateral in the form of cash or other collateral. As of December 31, 2010, the market value of collateral received in securities borrowed transactions was $33,910,587. There were no securities loaned transactions at December 31, 2010. The collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged, as appropriate.

Income Taxes

The Company is treated as a disregarded entity for income tax purposes. As a result, the Company is not subject to federal income taxes, but rather such taxes are the responsibility of its member.

Under the accounting guidance related to income taxes, the recognition of a benefit from a tax position requires that management determine whether such tax position is "more likely than not" to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If this threshold is met, the tax benefit is then

measured and recognized at the largest amount that is greater than 50% likely of being realized upon settlement.

Cash Equivalents
The Company defines cash equivalents as all highly liquid investments purchased with an original maturity of three months or less.

2. Fair Value of Financial Instruments

The accounting guidance for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1	Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active.
Level 3	Inputs that are unobservable.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instrument.

The Company records its securities and options at fair value. These categories can further be divided between those held long or sold short.

Securities and options whose values are based on quoted market prices in active markets and are, therefore, classified within level 1 include active listed equities, certain U.S. government and sovereign obligations. The Company does not adjust the quoted price for such instruments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

Money market instruments included in cash and cash equivalents on the statement of financial condition are classified within level 1. Fair value for money market instruments is based on quoted net asset value.

Securities and options that trade in markets that are not considered to be active, but are valued based on quoted market prices, dealer quotations or alternative pricing sources supported by

observable inputs, are classified within level 2. The Company did not own any level 2 financial instruments at December 31, 2010, or at any time during the year then ended.

Level 3 instruments held by the Company include Depository Trust Clearing Corporation common shares required to ensure status as a clearing member, as well as preferred shares held as part of a joint back office account agreement with one of its clearing brokers. These securities are held at cost, which approximates fair value. There were no transfers between levels 1, 2 and 3 during the year ended December 31, 2010.

Management estimates that the fair value of financial assets and liabilities recognized on the statement of financial condition approximates carrying value due to their short-term nature.

The following table presents the financial instruments carried on the statement of financial condition by caption and by level within the valuation hierarchy as of December 31, 2010.

	Assets at Fair Value as of December 31, 2010			
	Level 1	Level 2	Level 3	Total
Money market instruments	$ 83,076,491	$ -	$ -	$ 83,076,491
United States government obligations - on deposit with exchanges	1,249,335	-	-	1,249,335
Options	13,886,012	-	-	13,886,012
Equities	60,571,078	-	231,078	60,802,156
Subtotal	$ 158,782,916	$ -	$ 231,078	$ 159,013,994

	Liabilities at Fair Value as of December 31, 2010			
	Level 1	Level 2	Level 3	Total
Options	$ 11,801,175	$ -	$ -	$ 11,801,175
Equities	176,968,105	-	-	176,968,105
Subtotal	$ 188,769,280	$ -	$ -	$ 188,769,280

3. Securities and Options Owned and Sold, Not Yet Purchased

Securities and options owned and sold, not yet purchased at December 31, 2010 consist of the following:

	Owned	Sold, Not Yet Purchased
Options	$ 13,886,012	$ 11,801,175
Equities	60,802,156	176,968,105
Total	$ 74,688,168	$ 188,769,280

4. Receivable from Exchanges and Exchange Deposits

Receivable from exchanges represents amounts due from the exchanges resultant from the Company's trading activities, primarily liquidity rebates. Exchange deposits represent cash and securities on deposit at exchanges to meet margin requirements.

5. Receivable from Clearing Brokers and Clearing Organizations

Receivable from clearing brokers and clearing organizations represent amounts due from the clearing brokers and clearing organizations resultant from monies deposited on margin and trading activities.

6. Related Parties

Under a written agreement, the Company recognizes a management fee to its Parent covering allocated administrative and compensation expenses incurred by the Parent in providing shared services to the Company.

Global Colocation Services, LLC (a wholly owned subsidiary of GHC) provides market data, information and colocation services to the Company.

Certain amounts due to affiliates in Europe and Asia arise from cash foreign currency trades conducted by affiliated entities using the Company's trading platform.

Pursuant to a revenue sharing agreement with an affiliated broker dealer, Getco Securities, LLC ("GTS"), the Company shares in GTS's trading gains and losses on an equal basis.

At December 31, 2010, the amounts due from/to affiliates included the following:

	Due From	Due To
GETCO, LLC	$ -	$ 3,849,860
Global Colocation Services, LLC	-	590
GETCO Europe Ltd.	392,757	-
GETCO Asia Ltd.	227	-
GETCO Execution Services, LLC	-	650,217
GETCO Securities, LLC	35,547	-
Other	8,471	-
Total	$ 437,002	$ 4,500,667

7. Liabilities Subordinated to Claims of General Creditors

During the year ended December 31, 2010, the Company had a subordinated loan agreement with a bank in the amount of $20,000,000, at a rate based on prime. This loan was repaid in March, 2010.

8. Financial Instruments with Off-Balance-Sheet Risk

The Company, in connection with its proprietary trading activities, may enter into transactions involving derivative financial instruments, including option contracts, futures contracts and other

financial instruments with similar characteristics. During the year, the Company primarily traded options related to U.S. listed equities.

Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contract price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contract price in the event the option is exercised by the holder. The options contracts are marked to market based upon quoted market prices.

As of December 31, 2010, the number of long and short open option contracts was 53,078 and 54,673, respectively. These open positions are indicative of the level of activity throughout the year.

Market Risk
Market risk is the potential for changes in the value of financial instruments. Categories of market risk include, but are not limited to, exposures to equity prices, interest rates, and commodity prices. A description of each such market risk category is set forth below:

- Equity price risks result from exposures to changes in prices and volatilities of individual equities, equity baskets and equity indices.
- Interest rate risks primarily result from exposures to changes in the level, slope and curvature of the yield curve, the volatility of interest rates and credit spreads.
- Commodity price risks result from exposures to changes in spot prices, forward prices and volatilities of commodities, such as electricity, natural gas, crude oil, and petroleum products.

Market risk is directly impacted by the volatility and liquidity of the markets in which the underlying financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company manages its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

Credit Risk
Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded financial instruments, including options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers. Substantially all of the Company's transactions are executed in exchange traded instruments.

Concentrations of Credit Risk
The Company clears the majority of its trades internally, but also uses other third-party clearing brokers. Cash and financial instruments held at the Company's clearing brokers collateralize amounts due to the clearing brokers, if any, and may serve to satisfy regulatory or clearing broker margin requirements. In the event these clearing brokers do not fulfill their obligations, the Company may be exposed to risk. This risk of default also depends on the creditworthiness of the counterparties to each of these transactions. The Company attempts to minimize these credit risks by monitoring the creditworthiness of its clearing brokers.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced and does not expect to experience any losses in such accounts.

Management believes that the Company is not exposed to any significant credit risk as a result of its monitoring procedures and the nature of its financial instruments.

9. Commitments and Contingencies

The accounting guidance for guarantees requires the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company, in its normal course of business, may enter into contracts that contain such representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

The Company provides guarantees to securities and options clearinghouses. Under the standard clearinghouse membership agreement, members are required to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet the resulting shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, management believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

10. Subsequent Events

The Company has evaluated the events and transactions that have occurred through February 24, 2011, the date this report was issued, and noted no items requiring adjustment of the statement of financial condition or additional disclosures.

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Octeg, LLC

Statement of Financial Condition

December 31, 2010

Available for Public Inspection